UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G	Estimated average burden hours per response. . 10.4

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ASCENT SOLAR TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

043635 10 1

(CUSIP Number)

December 17, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 043635 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ITN Energy Systems, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 856,000

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 856,000

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 856,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 7.6%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 043635 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inica, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 856,000

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 856,000

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 856,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 7.6%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 043635 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mohan S. Misra

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 410,000

	6.	Shared Voting Power 856,000

	7.	Sole Dispositive Power 410,000

	8.	Shared Dispositive Power 856,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,266,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 11.2%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Ascent Solar Technologies, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 8120 Shaffer Parkway Littleton, Colorado 80127

Item 2.
	(a)	Name of Person Filing ITN Energy Systems, Inc. Inica, Inc. Mohan S. Misra

	(b)	Address of Principal Business Office or, if none, Residence ITN Energy Systems, Inc. Inica, Inc. Mohan S. Misra 8130 Shaffer Parkway Littleton, Colorado 80127

	(c)	Citizenship ITN Energy Systems, Inc. — Colorado Inica, Inc. — Colorado Mohan Misra — United States

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 043635 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: ITN Energy Systems, Inc. — 856,000 Inica, Inc. — 856,000 Mohan S. Misra — 1,266,000

(b) Percent of class: ITN Energy Systems, Inc. — 7.6% Inica, Inc. — 7.6% Mohan S. Misra — 11.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote ITN Energy Systems, Inc. — 856,000 Inica, Inc. — 856,000 Mohan S. Misra — 410,000

(ii) Shared power to vote or to direct the vote ITN Energy Systems, Inc. — 0 Inica, Inc. — 0 Mohan S. Misra — 856,000

(iii) Sole power to dispose or to direct the disposition of ITN Energy Systems, Inc. — 856,000 Inica, Inc. — 856,000 Mohan S. Misra — 410,000

(iv) Shared power to dispose or to direct the disposition of ITN Energy Systems, Inc. — 0 Inica, Inc. — 0 Mohan S. Misra — 856,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. N/A

Item 8.	Identification and Classification of Members of the Group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certification. N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2007
ITN ENERGY SYSTEMS, INC.

	By:	/s/ Mohan S. Misra
	Name:	Mohan Misra
	Title:	President

INICA, INC

	By:	/s/ Mohan S. Misra
	Name:	Mohan S. Misra
	Title:	President

/s/ Mohan S. Misra
Mohan S. Misra

EXHIBIT A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 an amended report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of Ascent Solar Technologies, Inc. beneficially owned by ITN Energy Systems, Inc., Inica, Inc. and Mohan S. Misra, and such other holdings as may be reported therein.

Dated: December 17, 2007

ITN ENERGY SYSTEMS, INC.

By:	/s/ Mohan S. Misra
Name:	Mohan S. Misra
Title:	President

INICA, INC.

By:	/s/ Mohan S. Misra
Name:	Mohan S. Misra
Title:	President

/s/ Mohan S. Misra
Mohan S. Misra